UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

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Washington, D.C. 20549

___________

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

                           Netzero, Inc.
(Name of Issuer)

     Common Stock, par value $.001 per share
(Title of Class of Securities)

                             64122R-10-9
(CUSIP Number)

                          December 31, 1999
(Date of Event Which Requires Filing of This Statement)

The SEC fee for this form has been eliminated.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64122R-10-9	13G	Page __1___ of __4___ Pages
1	NAME OF REPORTING PERSON CPQ Holdings, Inc. I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) 51-0337545
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,125,000 shares of Common Stock, par value $.001 per share
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,125,000 shares of Common Stock, par value $.001 per share
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,125,000 shares of Common Stock, par value $.001 per share
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.75%
12	TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer: Netzero, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: 2555 Townsgate Road, Westlake Village, CA 91361
Item 2(a).	Name of Person Filing: CPQ Holdings, Inc.
Item 2(b).	Address of Principal Business Office or, if None, Residence: 20555 SH Hwy 249, MC 110701, Houston, TX 77070
Item 2(c).	Citizenship: State of Delaware, USA
Item 2(d).	Title of Class of Securities: Common Stock, par value $.001 per share
Item 2(e).	CUSIP Number: 64122R-10-9

Item 3.	If this statement is filed pursuant to §§'240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c)
(d) [ ]	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: 8,125,000
(b)	Percent of Class: 7.75%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 8,125,000
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: 8,125,000
(iv)	Shared power to dispose or to direct the disposition of: -0-
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

          Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of a Group.
Not Applicable
Item 10.	Certifications.
Not Applicable

  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2000

  (Date)

                                                    /s/ Linda S. Auwers
  (Signature)

  CPQ Holdings, Inc.

  By:                       Linda S. Auwers, Vice President and Secretary
  (Name/Title)

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)